SECI 12010816 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Fidelity Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 N. Classen Blvd.
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73106-6092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shirley Williams Chief Financial Officer 405-523-5397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

210 Park Avenue, Suite 2850 (Address) Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2012
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OAS 2/22/12

OATH OR AFFIRMATION

I, Nancy Steeber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Fidelty Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commission No. 02019454
My Commission Expires Dec. 29, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AMERICAN FIDELITY SECURITIES, INC.

Internal Control Letter

December 31, 2011

KPMG

KPMG LLP
210 Park Avenue, Suite 2850
Oklahoma City, OK 73102-5683

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Board of Directors
American Fidelity Securities, Inc.:

In planning and performing our audit of the financial statements of American Fidelity Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Oklahoma City, Oklahoma
February 10, 2012

KPMG

AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedule

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

KPMG

KPMG LLP
210 Park Avenue, Suite 2850
Oklahoma City, OK 73102-5683

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company) as of December 31, 2011, and the related statements of income, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Oklahoma City, Oklahoma
February 10, 2012

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	996
Certificates of deposit, at cost, which approximate market		34,000
Accrued interest receivable		4
Commissions receivable		35,248
Total assets	$	70,248
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable – parent	$	30,332
Accounts payable – other		4,916
Total liabilities		35,248
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		25,000
Total stockholder's equity		35,000
Total liabilities and stockholder's equity	$	70,248

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Income

Year ended December 31, 2011

Revenue:		
Commissions	$	1,013,985
Interest		112
		1,014,097
Expenses:		
Commissions		852,228
Regulatory fees and expenses		128,433
Other operating expenses		33,436
		1,014,097
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Stockholder's Equity

Year ended December 31, 2011

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2010	$	10,000	25,000	—	35,000
Net income		—	—	—	—
Balance, December 31, 2011	$	10,000	25,000	—	35,000

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in accrued interest receivable		2
Decrease in commissions receivable		(3,361)
Decrease in liabilities		3,361
Net cash provided by operating activities		2
Cash flows from investing activities:		
Proceeds from matured certificate of deposit		136,000
Purchases of certificates of deposit		(136,000)
Net cash used in investing activities		—
Net increase in cash		2
Cash, beginning of year		994
Cash, end of year	$	996

See accompanying notes to financial statements.

(1) Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA. The Company also acts as the broker dealer for other affiliated and nonaffiliated entities.

Under terms of a management agreement with AFA, the Company earns commissions by selling variable annuity contracts issued by AFA to participants in the Funds. The Company does not hold funds or securities for, or owe funds or securities to, the Funds. AFA keeps certain books and records for the Company. AFA charges the Company for costs incurred not to exceed net earnings by the Company for services rendered under the contract. AFA provides reimbursement to the Company for costs of the Company that are in excess of revenue.

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less.

(d) Investments

The Company groups its financial assets measured at fair value in three levels, based on inputs and assumptions used to determine the fair value. These levels are: Level 1 – quoted prices in active markets for identical securities. Level 2 – other significant observable inputs. Level 3 – significant unobservable inputs. The Company has no financial assets for which the above levels apply.

(e) Revenue

Commissions are recorded on a trade-date basis. Commissions from the Funds were $797,402 and $216,583 from affiliated and other entities for a total of $1,013,985 in 2011.

(f) Income Taxes

A provision for income taxes is not required because the Company's earned revenue equals the expenses incurred, and because the tax bases of its assets and liabilities equal the book bases. The Company is included in AFA's consolidated federal income tax return.

(Continued)

The Company recognizes and measures unrecognized tax positions in accordance with Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company has no unrecognized tax positions at December 31, 2011.

As of December 31, 2011, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

The tax years 2008 through 2011 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(2) Net Capital Requirements

The Company, as a registered broker and dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain sufficient net capital of an amount not less than $5,000. The Company has net capital of $16,921 as of December 31, 2011.

Part IIA of the Company's most recent annual report to the Securities and Exchange Commission is available at the Company's office and the regional office of the Securities and Exchange Commission in New Orleans, Louisiana.

(3) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2011.

(4) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k). Under this exemption, the *Computation for Determining Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

(5) Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. None of the actions are believed by management to involve amounts material to the financial statements taken as a whole. Any legal costs or judgments against the Company that exceed its capital would be funded by AFA.

(6) Subsequent Events

The Company has evaluated subsequent events through February 10, 2012, the date the financial statements were issued.

Schedule I

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011

Computation of net capital:		
Total stockholder's equity	$	35,000
Total stockholder's equity qualified for net capital		35,000
Total capital		35,000
Deductions:		
Nonallowable receivables		18,079
Net capital		16,921
Computation of net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	11,921
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	13,396
Computation of aggregate indebtedness:		
Total liabilities (from statement of financial condition)	$	35,248
Percentage of aggregate indebtedness to net capital		208%

There were no material differences between the computation of net capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2011.

See accompanying report of independent registered public accounting firm.